April 25, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BlackRock Funds III Form N-1A (File No. 033-54126)

Ladies and Gentlemen:

BlackRock Funds III, an open-end investment company (the “Registrant”), on behalf of its series BlackRock CoreAlpha Bond Fund (the “Fund”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests withdrawal of post-effective amendment No. 127 to the registration statement on Form N-1A (File No. 033-54126) filed by the Registrant on March 1, 2012 (the “Post-Effective Amendment”). The Registrant is requesting withdrawal of the Post-Effective Amendment in order to correct an error in the EDGAR submission. The Post-Effective Amendment was filed to add two new share classes to the Fund. Due to an EDGAR input error, the two new classes were added instead to an unnamed new portfolio of the Registrant. No shares of the new classes were sold in connection with the Post-Effective Amendment. The Registrant will make a filing of a new Post-Effective Amendment pursuant to Rule 485(b)(1)(vii) to add the Fund’s two new share classes. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Ellen W. Harris of Sidley Austin LLP at (212) 839-5583.

Thank you for your courtesy and cooperation in this matter.

Sincerely, BlackRock Funds III
By:	/s/ Ben Archibald

Name: Title:	Ben Archibald Assistant Secretary